A Brand like a Friend



Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2005-03-17

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Global challenges – local responsibility".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

3/21

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 191-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Henkel
A Brand like a Friend

VCmail
17.03.2005 10:02
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Thema: Press release "Global challenges - Local responsibility"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Global challenges - Local responsibility", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release

Sustainability Report 2004 presented at press conference

Global challenges – Local responsibility

"Anyone who assigns a high priority to the long-term development of shareholder value will also, in their own interests, give priority to environmental and social issues in their corporate planning. These factors are crucial to reputation, to customer loyalty, to quality and to a company's very existence," stressed Ulrich Lehner, Chairman of the Management Board of Henkel KGaA, at the sustainability press conference on March 17, 2005.

Düsseldorf – "Sustainability is a global challenge," said Lehner. Yet sustainability can only be achieved "if individuals operating in their local communities and workplaces take on the challenge and accept that responsibility. Naturally, this also applies to us as a company with a global scope. Our sustainability performance from 2000 to 2004 shows that we are dedicated to sustainability."

The Henkel Group's sustainability performance from 2000 to 2004 confirms the high level of attention to environmental protection and occupational safety. This is clearly illustrated by the Henkel Sustainability Report 2004, which Ulrich Lehner and Wolfgang Gawrisch, Chief Technology Officer (CTO) Research/Technology and Chairman of Henkel's Sustainability Council presented to the press on March 17. In the past five years, operating profit (EBIT) increased by 27 percent and sales by 18 percent, while carbon dioxide emissions per metric ton of output, for example, were reduced by 12 percent over the same period. The Company's occupational health performance is also good; since 2000 the occupational accident rate has been cut by 56 percent. Henkel's long-term objective remains zero accidents.

"I am pleased to be able to announce further sustainability advances in 2004," said Lehner. "We assume responsibility wherever Henkel operates. Our contribution to sustainability consists of products and technologies to make

contribution to sustainability consists of products and technologies to make people's lives easier, better and more beautiful – so that the world is more livable, not only today, but tomorrow, too."

Dialogue for sustainable and socially responsible solutions

"A unilateral commitment to sustainability is not enough. Progress is only possible in cooperation with our customers, suppliers, and all social groups. It is essential to show due respect for the different values, customs, expectations and needs of people in different countries and markets," stressed Gawrisch. Recognizing this, Henkel asked five sustainability experts to contribute to the current report by describing the challenges they see in their countries and regions, and those facing a company like Henkel.

Accepting national challenges

One of the five sustainability experts is Mikhail Kozeltsev, Executive Director of the Regional Environmental Centre in Moscow, Russia. In his statement at the sustainability press conference he said "Only if companies accept national challenges can they gain public confidence. Poverty may be considered as the major challenge for Russian society. Companies should provide job security and ensure the well being of their employees. A well-developed policy of corporate social responsibility targeted at the needy, and especially children, in the different Russian regions will gain public recognition." According to Kozeltsev, there is a lack of investment in his country. Technology transfer is vital for Russia's continued economic growth. Appropriate geographical location of companies in all regions of Russia is also of crucial importance to social cohesion in the country.

Henkel in Central Eastern Europe

The Sustainability Report 2004 shows how Henkel responds to regional and local challenges and priorities for sustainable development. Since the late 1980s, for instance, Henkel has invested in Central Eastern Europe by engaging in joint ventures with local companies and their brands. Since 1995, Henkel has conducted its business activities through Henkel Central Eastern Europe (Henkel

In Russia, Henkel now has five sites employing 1,972 people, where it produces detergents and household cleaners, and craftsmen and consumer adhesives. Dr. Friedrich Stara, President of Henkel Central Eastern Europe (CEE) until the end of 2004 and who will be Executive Vice President Laundry and Home Care as of July 1, 2005, stated at the sustainability press conference: "Since 1989 Henkel invested some 200 million euros in the modernization of the production sites in the CEE region. At the Tosno site, near St. Petersburg, for example, modernizing the compressor station resulted in a twenty percent reduction in energy consumption." All production sites in Russia have been audited and found to comply with the globally applicable Henkel standards for safety, health, environment and quality. Thanks to a Group program and additional business sector programs, the number of occupational accidents was halved between 2001 and 2004, reported Stara.

Henkel creates products geared to the needs of local markets. The latest example is a product innovation from Vernel for Russia: the fabric softener can withstand temperatures down to -40 degrees Celsius.

Henkel and its employees engage in socially responsible action that goes beyond the business sphere. In 2004, through the corporate citizenship activities brought together under the umbrella of the "Henkel Smile" program, Henkel supported 29 projects of its employees and pensioners in Central Eastern Europe within the framework of the "Make an Impact on Tomorrow" (MIT) initiative, as Friedrich Stara pointed out. In the Russian city of Perm, for example, where Henkel has a production site, Henkel employees Rainer Dahm and Karsten Wolf are working to help street children to lead a "normal life" in a house that has been provided for them.

Copies of the Henkel Sustainability Report can be ordered by email from rd-publications@henkel.com. The report is available in German and English.

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10.592 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

March 17, 2005

Henkel Group
R&D and Sustainability Communications

Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598

Jan-Dirk Seiler-Hausmann
Phone: +49-211-797-9062
Fax: +49-211-798-5598

press@henkel.com

http://www.press.henkel.com
http://www.sd.henkel.com

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